UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PERFORMANCE SHIPPING INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y67305105

(CUSIP Number)

JACOB MA-WEAVER
CABLE CAR CAPITAL LLC
2261 Market Street, #4307
San Francisco, CA 94114
(415) 857-1965

JACK G. MARTEL ESQ.
RAGGHIANTI FREITAS LLP
1101 5TH Avenue, Suite 100
San Rafael, CA 94901
(415) 453-9433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Funicular Funds LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 180,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 180,000
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%

12.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Warrants for shares of common stock that are currently exercisable.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Cable Car Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
		180,000 (2)
	6.	SHARED VOTING POWER
		-0-
	7.	SOLE DISPOSITIVE POWER
		180,000 (2)
	8.	SHARED DISPOSITIVE POWER
		-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	180,000 (1)(2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.4%

12.	TYPE OF REPORTING PERSON (see instructions)
	PN

(1) Warrants for shares of common stock that are currently exercisable.
(2) Consists of securities directly beneficially owned by Funicular Funds LP, of which Cable Car Capital LLC is the general partner.

Item 1.

    (a)   Name of Issuer

Performance Shipping Inc.

    (b)   Address of Issuer's Principal Executive Offices

373 Syngrou Avenue, 175 64 Palaio Falior, Athens, Greece

Item 2.

(a)   Name of Person Filing

Funicular Funds, LP
Cable Car Capital LLC

(b)   Address of the Principal Office or, if none, residence

2261 Market Street, #4307, San Francisco, CA 94114

(c)   Citizenship

Funicular Funds, LP -- Delaware
Cable Car Capital LLC – California

(d)   Title of Class of Securities

Common Stock, par value $0.01 per share

(e)   CUSIP Number

Y67305105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)   ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [x]   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)   ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)   ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)   ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

2
    (a)   Amount beneficially owned:
                  Funicular Funds LP – 180,000
                  Cable Car Capital LLC -- 180,000

3
    (a)   Percent of class:
                  Funicular Funds LP – 4.4%
                  Cable Car Capital LLC – 4.4%

    (a)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote

                  Funicular Funds LP – 180,000
                  Cable Car Capital LLC – 180,000

        (ii)   Shared power to vote or to direct the vote -

5.
                  Funicular Funds LP – 0
                  Cable Car Capital LLC – 0

        (i)   Sole power to dispose or to direct the disposition of

6.
                  Funicular Funds LP – 180,000
                  Cable Car Capital LLC – 180,000

        (i)   Shared power to dispose or to direct the disposition of

7.
                  Funicular Funds LP – 0
                  Cable Car Capital LLC – 0

**See footnotes on cover pages which are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [x] .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit B.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023

FUNICULAR FUNDS, LP

By: /s/ Jacob Ma-Weaver
Name: Jacob Ma-Weaver
Title: Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By: /s/ Jacob Ma-Weaver
Name: Jacob Ma-Weaver
Title: Managing Member

Exhibit List

Exhibit A. Joint Filing Agreement
Exhibit B. Item 8 Statement

Exhibit A

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the common stock of Performance Shipping Inc. shall be filed on behalf of the undersigned.

Dated: July 22, 2022

FUNICULAR FUNDS, LP

By: /s/ Jacob Ma-Weaver
        Name: Jacob Ma-Weaver
        Title: Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By: /s/ Jacob Ma-Weaver
        Name: Jacob Ma-Weaver
        Title: Managing Member

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.